UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 14, 2014

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL HAS ATTENDED METAL EXPO’ 2014 ANNUAL EXHIBITION

Moscow, Russia — November 14, 2014 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports its participation in the anniversary, 20th International Industrial Exhibition Metal-Expo’ 2014, which was held at the All-Russia Exhibition Center in Moscow on November 11-14, 2014.
Over 750 companies from 35 countries took part in the expo. The exhibition welcomed over 30,000 visitors from construction, engineering, fuel and energy, transport, logistics and steel trade industries.
Mechel’s corporate booth showcased the products of Chelyabinsk Metallurgical
Plant, Urals Stampings Plant, Beloretsk Metallurgical Plant, Izhstal and
Vyartsilya Metal Products Plant, Kaslinsky Plant of Art Casting. Over the four days of the exhibition, some 100 employees of Mechel OAO’s steel division
(Mechel Steel Management Company OOO) and service and sales company Mechel
Service OOO worked at the booth. Guests were offered full information about various kinds of the Group’s products.
The key highlight of Mechel’s corporate booth were the unique technological capacities of Chelyabinsk Metallurgical Plant’s universal rolling mill which manufactures products for the construction industry and is geared towards production of high-quality rails for developing high-speed railways. The mill has already mastered production of 18 types of structural shapes including two types of rails — R-50 and R-65.
As part of the exhibition, enterprises that upgraded their facilities, developed and mastered new technologies, equipment and products, were awarded.
• Mechel Steel Management Company OOO and Mechel Service OOO won a gold medal for developing and implementing the sorting and accounting system for steel products using QR-codes, bar codes and mobile data collection terminals.
• Beloretsk Metallurgical Plant OAO won a silver medal for developing and implementing production of steel welded wire from alloyed steel, grade
Sv-10G1SN-VI.
• Chelyabinsk Metallurgical Plant and Urals Stampings Plant won diplomas for mastering the technology of continuous casting of OS-grade steel aimed at improving the quality of rough central shafts for railways and metro cars.
• Chelyabinsk Metallurgical Plant won a diploma for developing and implementing the technology for producing thick flat rolls from HN78T alloy.
Also, results of the Best Corporate Media in the Steelmaking Industry of Russia
and the CIS 2014 contest held by “Metal Supply and Sales” magazine were announced.
• Southern Kuzbass Coal Company OAO’s Znamya Shaktera (Miner’s Banner) newspaper won in the Best Corporate Media of the Mining Industry Enteprises nomination.
• Chelyabinsk Metallurgical Plant’s Chelyabinsk Steelmaker newspaper won in the
Best Steelmaking Media nomination.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221-88-88
Ekaterina.videman@mechel.com

***
Mechel is an international mining and steel company which employs over 80,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: November 14, 2014	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO